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           REEDS JEWELERS BOARD RESPONDS TO SPARKLE, LLC TENDER OFFER

WILMINGTON, NORTH CAROLINA, MARCH 5, 2004 --- REEDS JEWELERS, INC. (ASE: RJI) today responded to the Tender Offer from Sparkle, LLC for the outstanding shares of Reeds Jewelers, Inc. not owned directly or indirectly by Sparkle, LLC.

On January 29, 2004, Sparkle, LLC, a North Carolina limited liability company made an offer to purchase for cash all the outstanding shares of common stock of Reeds Jewelers, Inc. not owned by Sparkle, LLC or its subsidiaries at $1.85 per share.

Sparkle, LLC was formed by members of the Zimmer family, the family which founded Reeds Jewelers, Inc., for purposes of making the tender offer and taking Reeds Jewelers, Inc. private or removing the shares from the public trading market.

Since certain members of Sparkle, LLC are also members of the Board of Directors of Reeds Jewelers, Inc., Reeds' Board of Directors asked the independent members of the Board of Directors of Reeds Jewelers, Inc. to consider and respond regarding the Sparkle, LLC tender offer.

The independent members of the Board of Directors of Reeds Jewelers, Inc. made its informed and unanimous response to Reeds Jewelers, Inc., which the Reeds' Board unanimously adopted as follows:

        THE BOARD OF DIRECTORS OF REEDS JEWELERS, INC. HAS DETERMINED THAT IT WILL TAKE NO POSITION ON THE TERMS OF THE TENDER OFFER MADE BY SPARKLE, LLC TO PURCHASE ALL OF THE SHARES OF REEDS JEWELERS, INC. NOT OWNED DIRECTLY OR INDIRECTLY BY SPARKLE, LLC.

The Board of Directors of Reeds Jewelers, Inc. is taking "no position" regarding the tender offer for the following reasons: (1) the independent directors had determined to take "no position" regarding the Tender Offer; (2) the position of the independent directors should be the position of the Reeds' Board of Directors; and (3) no independent investment analysis on behalf of Reeds was performed. The Board is aware, however, that with the passage of the Sarbanes-Oxley Act of 2002, the costs in terms of expense and management time of maintaining the status of Reeds as a public company have significantly increased. In addition, the Board is aware that the shares are thinly traded and that the continued listing on the American Stock Exchange is in question due, in part, to the low price per share at which the stock has traded. The determination by the Board to take "no position" means that the shareholders should consider these factors, among other matters, in deciding whether to tender Shares in response to the Offer.

This release includes certain forward-looking information that is based on assumptions made by management and data currently available to management. This information which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's 10-K and other documents filed with the Securities and Exchange Commission. Actual results may differ materially from those anticipated in such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized.